Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-115613
PROSPECTUS
Genius Products, Inc.

18,782,216 Shares of
Common Stock

This prospectus relates to an aggregate of up to 18,782,216 shares of our common stock which may be offered by the selling stockholders identified in this prospectus for their own account. Of such shares, 9,344,111 shares are issuable upon exercise of warrants that we issued to the selling stockholders. Our filing of the registration statement, of which this prospectus is a part, is intended to satisfy our obligations to certain of the selling stockholders to register for resale the shares issued to them and the shares issuable upon exercise of the warrants issued to them. The selling stockholders may sell common stock from time to time in the principal market on which our stock is traded at the prevailing market price or in negotiated transactions.

We will not receive any proceeds from the sale of the shares by these selling stockholders. We will, however, receive proceeds in the event that some or all of the warrants held by the selling stockholders are exercised.

Unless the context otherwise requires, the terms “Genius Products,” “we,” “us,” “our” or the “Company” refer to Genius Products, Inc.

Our common stock is listed on the Over the Counter Bulletin Board under the symbol “GNPI.OB.” The last reported sales price per share of our common stock, as reported by the Over the Counter Bulletin Board on May 1, 2007, was $3.15.

Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 16, 2007

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information or represent anything not contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains product names, trade marks and trade names of our company and other organizations.

GENIUS PRODUCTS, INC.

On July 21, 2006, Genius Products, Inc. (“we”, “us”, “our” or the “Company”) completed a strategic transaction (the “TWC Transaction”) with The Weinstein Company LLC (“TWC”) and its parent company, The Weinstein Company Holdings LLC, and formed a venture named Genius Products, LLC (the “Distributor”) to exploit the U.S. home video distribution rights to feature film, television programming, documentary and direct-to-video releases owned or controlled by TWC and other content partners. At the closing of the TWC Transaction on July 21, 2006 (the “Closing”), we contributed to the Distributor all of our operating businesses, including substantially all of our assets, except for approximately $1.0 million in cash, the right to proceeds from the exercise of options and warrants issued prior to the Closing and certain liabilities. At the Closing, the Company received a 30% equity interest in the Distributor and became the managing member of the Distributor.

We, through the Distributor, are a leading entertainment products distribution company that distributes, licenses, acquires and produces an expanding library of feature films, television programming, family, lifestyle and trend entertainment on digital versatile discs (“DVD”) and other emerging platforms such as the new high-definition DVD formats and digital distribution technologies. The Distributor produces and sells on DVD its own proprietary content, licenses content from third parties for distribution on DVD, and distributes content on DVD from third parties for a fee. To a limited extent, the Distributor also distributes a line of musical compact discs (“CDs”) under recognizable brand names in three categories: Classical, Instrumental, and Vocal.

The Distributor focuses primarily on the following four core, branded content areas, frequently referred to as “Content Verticals”:

•	Theatrical/Independent Films (includes Independent Film Channel (IFC)®, RHI Entertainment™ (Hallmark library), Tartan, The Weinstein Company® and Wellspring™)

•	Sports (includes ESPN® and World Wrestling Entertainment®)

•	Lifestyle (includes Animal Planet, The Learning Channel (TLC™) and Wellspring™)

•	Family/Faith (includes Classic Media, Discovery Kids™, Entertainment Rights and Sesame Workshop®)

The following table summarizes the Distributor’s primary brands and content suppliers:

Owned or Licensed Brands and Trademarks	Distributed Content
Animal Planet	Amity Entertainment
Berliner Film Company	Bauer Martinez Entertainment
Genius Entertainment	Brandissimo!
Grodfilms	BKN Entertainment
Hollywood Classics™	Classic Media
Jillian Michaels	Discovery Kids™
J Horror Library (through Horizon	Entertainment Rights
Entertainment and Pony Canyon)	ESPN ®
Laugh Factory	ImaginAsian Entertainment
Peace Arch Entertainment	Independent Film Channel (IFC) ®
Porchlight Entertainment	Legend Film Library
Spectrum Connections	Liberation Entertainment Library
Taffy Entertainment	Pacific Entertainment
The Flockhearts	RHI Entertainment™ (Hallmark Library)
The Learning Channel (TLC™)	Sesame Workshop®
Wellspring Library™	Seven Arts
Workout of Champions	Tartan Video USA
Televisa
The Weinstein Company®
World Wrestling Entertainment®

The Distributor’s agreements with TWC, ESPN®, Classic Media, Sesame Workshop®, World Wrestling Entertainment, Inc. ® and Discovery Communications, in combination with our acquisition of the Wellspring library in 2005, gives the Distributor a substantial library of high quality content comprising approximately 3,500 feature films and documentaries and 4,000 hours of television programming. We believe that the Distributor’s catalog of titles is integral to a well-balanced content portfolio that can generate substantial revenues with a diverse group of retailers and wholesalers.

The Distributor’s business strategy is to leverage its increasing market share and retail sales volumes from its relationships with TWC and other key content providers to add additional content partners, engage in profitable production and licensing of new content, and expand into complementary businesses such as interactive software (video games), mobile devices and licensing of our proprietary brands and content. The Distributor intends to continue to acquire rights to film and television libraries and enter into distribution agreements with new branded content suppliers.

Corporate Information

We were incorporated in the State of Nevada on January 8, 1996 under the name Salutations, Inc., or Salutations. In September 1997, Salutations acquired all of the outstanding shares of a company called International Trade and Manufacturing Corporation, or ITM, a Nevada corporation founded in 1992. Immediately after the acquisition, Salutations assumed all of the operations and businesses of ITM and changed its name to International Trading and Manufacturing Corporation, or ITMC. In October 1999, we changed our name from International Trading and Manufacturing Corporation to Genius Products, Inc. to reflect our primary business of producing, publishing, licensing and distributing audio and video products. On March 2, 2005, we changed our state of incorporation from the State of Nevada to the State of Delaware through a merger with a newly formed subsidiary in Delaware.

Our principal executive offices are located at 2230 Broadway, Santa Monica, California 90404, and our telephone number is (310) 453-1222. Our internet address is www.geniusproducts.com. Information contained on our website does not constitute a part of this prospectus.

THE OFFERING

This prospectus relates to an aggregate of up to 18,782,216 shares of our common stock which may be offered by the selling stockholders identified in this prospectus for their own account. Of such shares, 9,344,111 shares are issuable upon exercise of warrants that we issued to the selling stockholders. Our filing of the registration statement, of which this prospectus is a part, is intended to satisfy our obligations to certain of the selling stockholders to register for resale the shares issued to them and the shares issuable upon exercise of the warrants issued to them. The selling stockholders may sell common stock from time to time in the principal market on which our stock is traded at the prevailing market price or in negotiated transactions. See “Plan of Distribution” for more information

RISK FACTORS

This investment involves a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks are realized, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment. You should also refer to the other information set forth in this prospectus and incorporated by reference into this prospectus, including our financial statements and the related notes.

Risks Related To Our Business

We have a history of significant losses, and we may never achieve or sustain profitability.

We have incurred operating losses in every quarter since we commenced operations. As of December 31, 2006, we had an accumulated deficit of $29.9 million. Our net loss before extraordinary gain for the twelve months ended December 31, 2006 was $45.4 million. Our net loss for the year ended December 31, 2005 was $17.2 million and our net loss for the year ended December 31, 2004 was $6.0 million. We cannot provide assurances that we, or the Distributor, will achieve profitability in the future, even as a result of the TWC Transaction. Our continued operating losses may have a material adverse effect upon the value of our common stock and may jeopardize our ability to continue our operations.

Our business, results of operations and financial condition depend principally on the success of our relationships with The Weinstein Company LLC and our other key content suppliers.

A majority of our revenues are derived from the distribution rights accorded to the Distributor under its distribution agreements with TWC and other key content suppliers. Our business, results of operations, and financial condition therefore depend principally on the success of the relationships between TWC’s, and other key content suppliers’, personnel and those of the Distributor. Any deterioration in or termination of these relationships would have a material adverse effect on our business, results of operations and financial condition. There can be no assurance that the Distributor will be successful in maintaining and developing its relationships with TWC and/or other key content suppliers.

Failure to achieve and maintain effective disclosure controls or internal controls could have a material adverse effect on our ability to report our financial results timely and accurately.

In connection with our internal reviews and audit of our financial results for the year ended December 31, 2006, we discovered material weaknesses. The material weaknesses we identified related to the following items: (i) timely and routine processes for reconciling certain accounts to the general ledger; (ii) detailed documentation and analysis to support certain reserve estimates; (iii) proper presentation of marketing related expenses associated with revenue generated from “Revenue Share” parties; (iv) proper application of stock compensation expense and incomplete record keeping related to stock option grants; (v) proper application of the provisions of SOP 00-2 Accounting by Producers or Distributors of Films for the recognition of revenues and expenses associated with the distribution agreement between TWC and the Distributor; (vi) timely assessment of accounts for realizability or impairment; (vii) accurate valuation and supporting documentation for certain assets as of the closing date of the TWC Transaction; and (viii) formal processes governing changes, access and controls and procedures related to our information technology systems.  In light of the material weaknesses related to our internal controls and processes over financial reporting, we and our independent registered public accounting firm concluded that our disclosure controls and procedures and our internal controls and processes over financial reporting were ineffective at December 31, 2006.

We are remediating these material weaknesses and have taken several actions to address these items.   Management together with the Audit Committee of the Company’s Board of Directors have dedicated significant resources and have hired an internal control manager and external consultants to support management in its efforts to improve our control environment and to review, remediate and implement controls and procedures to satisfy the Company’s requirement to be compliant with the requirements of Sarbanes Oxley by December 31, 2007.  We intend to further expand our internal accounting personnel, information technology systems and personnel and compliance capabilities by attracting additional talent, enhancing training and implementing system and process improvements in our accounting and record keeping. These ongoing efforts are focused on implementing process changes to strengthen our internal control and monitoring activities. However, these measures may not ensure that we will implement and maintain adequate controls over our financial reporting in the future. We have failed to meet the reporting deadline for this Report on Form 10-K. Any failure to implement required new or improved controls, or difficulties encountered in their implementations, could cause us to fail to meet our future reporting obligations. In addition, we may in the future identify further material weaknesses or significant deficiencies in our internal controls over financial reporting. Any of the foregoing could materially and adversely affect our business, our financial condition and the market value of our securities.

TWC’s success depends largely on Robert and Harvey Weinstein.

TWC is substantially dependent upon the services of Robert and Harvey Weinstein, and, therefore, TWC’s business, results of operations and financial condition could be adversely affected if TWC should lose the services of either of these individuals. TWC has entered into employment agreements with the Weinsteins. However, these agreements cannot assure TWC of the continued services of the Weinsteins. The loss of the services of either of the Weinsteins could have a material adverse effect on TWC’s ability to produce and distribute motion pictures, which could have a material adverse effect on the business, operating results and financial condition of the Distributor and its ability to profit from the sale of home video products. This, in turn, would have a material adverse effect on our business, results of operations and financial condition.

If the Distributor does not achieve target home video distribution rates for TWC’s films or meet other performance criteria, TWC may terminate its distribution agreement with the Distributor, which would have a material adverse effect on our business, results of operations and financial condition.

TWC has the right to terminate the TWC Distribution Agreement if the Distributor does not achieve target home video distribution rates for TWC’s films or meet other performance criteria specified in the TWC Distribution Agreement. We cannot assure you that the Distributor will have the financial and other resources necessary to perform adequately. Accordingly, we are subject to the risk that TWC may terminate the TWC Distribution Agreement, which would have a material adverse effect on our business, results of operations and financial condition.

If we cannot ramp up our operations quickly to accommodate the new business from TWC and other key content suppliers, our business may suffer.

The integration of the new titles that the Distributor will be distributing under its distribution agreements with TWC and other key content suppliers will continue to require significant management attention and expansion of our operations and employee base (which have been and will continue to be operated by the Distributor since the closing of the TWC Transaction). The Distributor must maintain adequate operational, financial and management information systems, and motivate and effectively manage an increasing number of employees and base of operations. Our future success will also depend in part on the Distributor’s ability to retain or hire qualified employees to operate its expanded businesses efficiently.

The loss of any of our major customers could harm us.

For the 202 days ended July 21, 2006, Wal-Mart accounted for 29% of the Company’s net revenues. This customer is expected to continue to be the major customer of the Distributor as a result of the TWC Transaction. The loss of any significant customers could have a material adverse effect upon the business of the Distributor and our business, results of operations and financial condition.

Our products are subject to returns.

Customers to which the Distributor sells have in the past returned significant amounts of products if it has not sold in accordance with their expectations or if newer versions of the product were available. We expect that they will continue to do so in the future and anticipate a certain level of returns, accounting for such when recognizing revenue based upon our historic return rates and estimates of returns based upon new product introduction. If product returns experienced by the Distributor are significantly greater than anticipated, it will negatively impact the business of the Distributor and our business, results of operations and financial condition.

Many of the Distributor’s operating expenses relating to the sales, marketing, production and distribution of content are recoupable and if the Distributor does not account for them appropriately to enable recoupment this could impact our profitability.

Many of the Distributor’s agreements with content licensors provide for the Distributor to collect receipts from customers, deduct a reserve for returns, deduct a distribution fee, deduct operating expenses relating to the sales, marketing, production and distribution of the content and remit the balance to the licensor. To the extent that the Distributor fails to account for all expenses related to a licensor in a particular accounting period, it may overstate the amount owed to the licensor and could potentially pay the licensor more than is actually due to the licensor for that accounting period.

There is a risk that the Distributor will not be able to recoup advances paid to its content providers.

In the normal course of its business, the Distributor pays to its content providers advances that are recoupable from the net sales of such content providers’ products. We anticipate that the Distributor will continue to pay such advances to new content providers. To the extent that the Distributor’s sales of these products fall below the Distributor’s projections, this could have a material adverse effect on the Distributor’s ability to recoup such advances and, in turn, the Distributor’s and our business, results of operations and financial condition.

There is a risk that the Distributor’s cash flow will not be sufficient to meet its operational needs.

At December 31, 2006, the Distributor had cash balances of $8.3 million. The Distributor may consider additional issuance of debt financing to fund future growth opportunities. Although we believe that the Distributor’s expanded product line offers the opportunity for significantly improved operating results in future quarters, no assurance can be given that we or the Distributor will operate on a profitable basis in 2007, or ever, as such performance is subject to numerous variables and uncertainties, many of which are out of our control.

There is a risk that the rate at which the Distributor’s inventory becomes obsolete will exceed its estimated allowances.

The Distributor’s estimated allowances for obsolete or unmarketable inventory are based upon management’s understanding of market conditions and forecasts of future product demand, which are subject to change. If the actual amount of obsolete or unmarketable inventory significantly exceeds estimated allowances, it could have a material adverse effect upon the business of the Distributor and our business, results of operations and financial condition. As discussed in Item 7 below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, we recently restated our quarterly financial statements for 2006 due to non-cash adjustments necessary to properly reflect the amount of inventory that the Distributor believes it will be able to sell.

Rapid technological change could render the Distributor’s current products obsolete.

The market for cassettes, CDs and DVD technology is subject to change. There can be no assurance that over time these technologies will not be affected by competition from another form of information storage and retrieval technology, such as on-line information services. A further strong advance in the technology surrounding cable and satellite that would give consumers access to information and entertainment may limit the expansion of the market for applications based on cassettes, CDs, and DVDs. The replacement of the Distributor’s technology by another information storage and retrieval technology, or the replacement of existing technology by a new technology at a pace too rapid for production adjustments, may also have a material adverse effect on the business of the Distributor and our business, financial condition and results of operations.

There is a risk that our business may be adversely affected because we and the Distributor are required to present content acquisition opportunities to TWC before pursuing those opportunities.

Subject to limited exceptions, if we or the Distributor are presented with a content acquisition opportunity that is above a certain dollar amount, then we or the Distributor, as applicable, must present the content acquisition opportunity to TWC, and the TWC parties will have the right to engage in the content acquisition opportunity. This requirement restricts our future business opportunities and may have a material adverse effect on the business of the Distributor and our business, results of operations and financial condition.

If we cease to serve as the managing member of the Distributor, we could become subject to the Investment Company Act of 1940, which could have a material adverse effect on our business.

The Amended and Restated Limited Liability Company Agreement of the Distributor (the “Distributor LLC Agreement”) contemplates that The Weinstein Company Holdings LLC (“TWC Holdings”) or its designee will become the managing member of the Distributor, instead of the Company, if we become insolvent or bankrupt, if we violate the membership interest transfer restrictions in the Distributor LLC Agreement or if a lender forecloses on a security interest granted with respect to our Class G Units in the Distributor. If we cease to serve as the managing member of the Distributor, then we could become subject to the Investment Company Act of 1940 (the “1940 Act”), which could have a material adverse effect on our business.

Under the 1940 Act, a company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. If we ceased to serve as the managing member of the Distributor and were deemed an investment company, we would become subject to the requirements of the 1940 Act. As a consequence, among other things, we would likely incur significant expenses and could be prohibited from engaging in our business or issuing our securities as we have in the past.

The motion picture industry is rapidly evolving, and recent trends have shown that audience response to both traditional and emerging distribution channels is volatile and difficult to predict. Neither we nor TWC can accurately predict the effect that changing audience demands, technological change or the availability of alternative forms of entertainment may have on the business of the Distributor, our business or the motion picture industry.

The entertainment industry in general, and the motion picture industry in particular, continues to undergo significant changes, due both to shifting consumer tastes and to technological developments. New technologies, such as video-on-demand and Internet distribution of films, have provided motion picture companies with new channels through which to distribute their films. However, accurately forecasting both the changing expectations of movie audiences and market demand within these new channels has proven challenging.

We cannot accurately predict the overall effect that shifting audience tastes, technological change or the availability of alternative forms of entertainment may have on the Distributor’s and, in turn, our business. In addition to uncertainty regarding the growth of the DVD market, we similarly cannot be certain that other developing distribution channels and formats, including video-on-demand, Internet distribution of films and high-definition, will attain expected levels of public acceptance or, if such channels or formats are accepted by the public, that the Distributor will be successful in exploiting the business opportunities they provide. Moreover, to the extent that these emerging distribution channels and formats gain popular acceptance, it is possible that demand for delivery through DVDs will decrease. Under the TWC Distribution Agreement, the Distributor may not have the right to distribute films from TWC through these other distribution channels.

As part of the TWC Transaction, the Distributor assumed the financial risk of customers’ nonpayment or delay in payment under the TWC Distribution Agreement, which could have a material adverse effect on our business, results of operations and financial condition.

The TWC Distribution Agreement provides that the Distributor will bear (and will not be entitled to recoup as distribution expenses) all bad debt expense and collection costs arising from its distribution of TWC titles. If the bad debt expense and collection costs are significant, then they could have a material adverse effect on the Distributor’s business, results of operations and financial condition, which, in turn, would have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Common Stock

Our common stock is traded on the OTCBB, which may be detrimental to investors.

Our shares of common stock are currently traded on the Over the Counter Bulletin Board, or the OTCBB. Stocks traded on the OTCBB generally have limited trading volume and exhibit a wide spread between the bid/ask quotation, which could reduce investor liquidity and the value realized upon share sales.

Our common stock is subject to penny stock rules which may be detrimental to investors.

Our common stock is subject to Rules 15g-1 through 15g-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which impose certain sales practice requirements on broker-dealers which sell our common stock to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or an annual income exceeding $200,000 individually or $300,000 together with their spouses). For transactions covered by these rules, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. This rule adversely affects the ability of broker-dealers to sell our common stock and purchasers of our common stock to sell their shares of such common stock. Additionally, our common stock is subject to the SEC regulations for “penny stock”. Penny stock includes any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. The regulations require that prior to any non-exempt buy/sell transaction in a penny stock, a disclosure schedule set forth by the SEC relating to the penny stock market must be delivered to the purchaser of such penny stock. This disclosure must include the amount of commissions payable to both the broker-dealer and the registered representative and current price quotations for the common stock. The regulations also require that monthly statements be sent to holders of penny stock that disclose recent price information for the penny stock and information about the limited market for penny stocks. These requirements adversely affect the market liquidity of our common stock.

NOTICE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and any supplement to this prospectus include “forward-looking statements.” To the extent that the information presented in this prospectus discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as “intends”, “anticipates”, “believes”, “estimates”, “projects”, “forecasts”, “expects”, “plans” and “proposes.” Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. These cautionary statements identify important factors that could cause actual results to differ materially from those described in the forward-looking statements. When considering forward-looking statements in this prospectus, you should keep in mind the cautionary statements in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and other sections of this prospectus. Except as required by law, we do not intend to update our forward-looking statements, whether written or oral, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

This prospectus relates to 18,782,216 shares of our common stock, which may be sold from time to time by the selling stockholders. We will not receive any part of the proceeds from the sale of common stock by the selling stockholders. If all warrants are fully exercised without using any applicable cashless exercise provisions, we will receive $20,874,910 in cash from the warrant holders. Any proceeds received by us from the exercise of the warrants will be used by us for general corporate purposes.

DESCRIPTION OF SECURITIES

General.

The following description includes the material terms of our common stock. However, it is a summary and is qualified in its entirety by the provisions of our certificate of incorporation, which has been filed as an exhibit to our registration statement of which this prospectus is a part.

Our authorized capital stock consists of 300,000,000 shares of common stock, par value of $.0001 per share, and 10,000,000 shares of preferred stock, par value of $.0001 per share, of which 1,000,000 shares are designated as Series W Preferred Stock. The preferred stock may be divided into such number of series as our board of directors may determine. Our board of directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock. As long as they stay within the limits and restrictions of any prior resolution or resolutions originally fixing the number of shares constituting any series of preferred stock, our board of directors may increase or decrease (but not below the number of shares of such series outstanding at that time) the number of shares of any series subsequent to the issue of shares of that series.

We had 65,421,762 shares of common stock and 100 shares of Series W Preferred Stock issued and outstanding as of March 31, 2007. As of such date, we also reserved 61,348,472 shares of common stock for issuance pursuant to exercise of: (i) 18,249,686 stock options issued to employee and consultants; and (ii) 27,070,052 warrants (including warrants whose underlying shares are being registered for resale hereunder). Each issued and outstanding share is fully paid and non-assessable. No pre-emptive rights exist with respect to any of our common stock. Holders of shares of our common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of our common stock have no cumulative voting rights. Holders of shares of our common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by our board of directors in its discretion, from funds legally available for any such dividends. In the event of a liquidation, dissolution or winding up of our company, the holders of shares of our common stock are entitled to their pro rata share of all assets remaining after payment in full of all liabilities.

Anti-Takeover Provisions.

Provisions of Delaware law and our certificate of incorporation and bylaws could make our acquisition by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Delaware Law. We are subject to Section 203 of the Delaware General Corporation Law. Under this provision, we may not engage in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

▪	prior to that date our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

▪
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction began; or

▪
on or following that date, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

▪	any merger or consolidation involving the corporation and the interested stockholder;

▪	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

▪	subject to some exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

▪
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

▪	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

PLAN OF DISTRIBUTION

Plan of Distribution

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits Investors;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•	broker dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the Selling Stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Stockholder and/or the purchasers. Each Selling Stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission. If a Selling Stockholder uses this prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

SELLING STOCKHOLDERS

This prospectus covers the offer and sale by the selling stockholders of up to 9,438,105 shares of common stock and an additional 9,344,111 shares of common stock issuable upon exercise of outstanding warrants of which 5,000,000 shares of common stock and 1,650,000 shares of common stock issuable upon exercise of outstanding warrants were issued pursuant to a March 2004 private placement. Of these warrants, (i) 1,078,500 have an exercise price of $0.63 per share; (ii) 160,000 have an exercise price of $0.70 per share; (iii) 1,210,000 have an exercise price of $1.00 per share; (iv) 1,302,000 have an exercise price of $1.20 per share; (v) 2,793,611 have an exercise price of $1.40 per share; and (vi) 2,800,000 have an exercise price of $3.00.

Except as listed below, none of the selling stockholders had a material relationship with us within the past three years.

David Anderson (a former director and consultant, a 5% stockholder and the uncle of Julie Ekelund)
Bendheim Enterprises Inc. (a consultant)
Richard Bermingham (a former director)
Alan Davidson (a former consultant)
Davidson Capital Group (a former consultant)
Sean Goodchild (a consultant)
Firefly Partners, LP (a 5% stockholder)
Jon D. and Linda W. Gruber (5% stockholders)
Gruber & McBaine International (a 5% stockholder)
Lagunitas Partners LP (a 5% stockholder)
Robert Kantor (a 5% stockholder)
Dennis Levin (a former consultant)
Jeff Lotman (a control person of Global Icons, the company who licenses us the use of the Hollywood sign)
J. Patterson McBaine (a 5% stockholder)
Palomar Capital (a former consultant)
John Reynolds (a 5% stockholder and a former consultant)
Les Steinmetz (a consultant)
Francis Anderson, Harvey Kohn, Mary Ellen Spedale, Cary Sucoff and Scott Sucoff (affiliates of Sands Brothers International Limited, our selected broker-dealer for the 2004 private placement)

Alan Davidson is a broker-dealer who received his securities from us as underwriting compensation. Robert Kantor is a broker-dealer who purchased his securities being registered hereunder directly from us, and is considered an underwriter of such securities.

Francis Anderson, Harvey Kohn, Mary Ellen Spedale, Cary Sucoff, Scott Sucoff, Bryan Becker, David Becker, Becker Kantor Partners, Paul Berkman, Francis Greenburger, Sean J. Greene and Jane Kantor are affiliates of a broker-dealer. Other than with respect to securities which may have been received as underwriting compensation, each of these selling stockholders purchased these securities in the ordinary course of business and represented to our company that at the time of purchase they each acquired the securities for investment for their own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof; that each had no present intention of selling, granting any participation in, or otherwise distributing the same and that each at that time had no contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person.

In the purchase agreements, each of the selling stockholders represented that it had acquired the shares for investment purposes only and with no present intention of distributing those shares, except in compliance with all applicable securities law. In addition, each of the selling stockholders represented that each qualifies as an “accredited investor” as such term is defined in Rule 501 under the Securities Act.

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the warrants, if exercised. The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares the selling stockholder has the right to acquire within 60 days. Percentages are based on a total of 65,421,762 shares of common stock outstanding on March 31, 2007. Shares of common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of March 31, 2007, are deemed outstanding for computing the percentage of the selling stockholder holding such option or warrant but are not deemed outstanding for computing the percentage of any other selling stockholder.

Name (last name, first name)	Control Person(s)	Foot- note	Shares Offered (includes stock underlying warrants)	Shares Owned Prior to the Offering Number	%	Shares Owned After the Offering Number	%
Abiouness, Alfred E.		(1)	14,400	86,400	*	72,000	*
Acree, Marian L.		(2)	3,600	21,600	*	18,000	*
Adams Resources Limited Partnership Kent Lawson		(3)	30,000	85,000	*	55,000	*
Adwar, Jeff		(4)	2,000	12,000	*	10,000	*
Alexion, Barbara		(5)	28,572	57,144	*	28,572	*
Anderson, David and Pamela		(6)	855,715	1,722,081	2.60%	866,366	1.31%
Anderson, Francis		(7)	14,300	14,300	*	0	*
Anguiano—The Daniel B. Anguiano Living Trust	Daniel B. Anguiano	(8)	28,572	62,144	*	33,572	*
Arceo, Constantino		(9)	35,750	71,500	*	35,750	*
Ardmore Blouses Inc. Retirement Plan U/A/D 6/1/88	Alan Wolff and Michael Wolff, Trustees	(10)	4,000	48,000	*	44,000	*
Assi Family Trust Dtd 6/25/99 Kaream Ali Assi TTEE	Kaream Ali Assi	(11)	7,143	42,858	*	35,715	*
Bahl, Forrest John		(12)	115,000	440,500	*	325,500	*
Becker, Bryan		(13)	50,000	105,500	*	55,500	*
Becker, David		(14)	50,000	1,313,030	2.01%	1,263,030	1.93%
Becker—Jane Kantor, Trustee of Trust u/w/o William Becker	Jane Kantor and Robert Kantor, Trustees	(15)	50,000	1,313,030	2.01%	1,263,030	1.93%
Becker Kantor Partners	David Becker and Robert Kantor	(16)	35,715	1,313,030	2.01%	1,277,315	1.95%
Bendheim, Kim		(17)	50,000	100,000	*	50,000	*
Bendheim Enterprises Inc.	John Bendheim	(18)	142,858	309,716	*	166,858	*
Berkman—Fiserve Securities Inc. A/C/F Paul Berkman Std/IRA	Paul Berkman	(19)	3,600	21,600	*	18,000	*
Bermingham—Richard P. Bermingham & Martha K. Bermingham TTEE	Richard P. and Martha K. Bermingham, Trustees	(20)	42,858	85,716	*	42,858	*
Bernstein—Fiserve Securities Inc. A/C/F Hartley Bernstein Con. IRA	Hartley Bernstein	(21)	7,200	43,200	*	36,000	*
Bisnoff, Alvan		(22)	4,000	24,000	*	20,000	*
Borne, Timothy S.		(23)	3,600	21,600	*	18,000	*
Brabham—Edward L. and Janis M. Brabham Trustees for Brabham Family Trust UAD as Revised 3/31/98	Edward L. and Janis M. Brabham, Trustees	(24)	28,572	67,144	*	38,572	*
BRU Holding Co., LLC	Bruce Toll	(25)	52,000	312,000	*	260,000	*
Bulman, Warren E.		(26)	3,000	18,000	*	15,000	*
Carabet	Armyn and Marci Breth	(27)	7,143	14,286	*	7,143	*
Carabet—Norman Carabet MD trust, Norman Carabet TTE U/A 03/30/84	Norman Carabet, Trustee	(28)	7,143	14,286	*	7,143	*
Carcap Co., LLC	Richard P. Carney, Managing Partner	(29)	14,000	84,000	*	70,000	*
Chessin—The Millie Chessin Memorial Foundation for Torah Education, Inc.	Zachary Prensky	(30)	11,000	167,000	*	156,000	*
Chicago Private Investments, Inc.	J. Kanter (President) and L. Gallagher (Secretary)	(31)	8,000	48,000	*	40,000	*
Ciner, Eugene		(32)	1,000	6,000	*	5,000	*
Cohen, Marc A.		(33)	3,600	21,600	*	18,000	*
Cohen Robert		(34)	8,000	48,000	*	40,000	*
Corman Foundation, Inc.	James F. Korman, Charles Dettling and Jane Corman	(35)	14,000	84,000	*	70,000	*

Name (last name, first name)	Control Person(s)	Foot- note	Shares Offered (includes stock underlying warrants)	Shares Owned Prior to the Offering Number	%	Shares Owned After the Offering Number	%
Crowther, Scott		(36)	3,000	18,000	*	15,000	*
Davidson, Alan		(69)	325,000	777,150	1.18%	452,150	*
Davidson Capital Group	Thomas Davidson Sr.	(37)	217,500	376,230	*	158,730	*
Dinsmore, M. St. John		(38)	20,000	162,500	*	142,500	*
Edmundson—McDonald Investments Inc. C/FBO Daniel Edmundson	Daniel Edmundson	(39)	4,000	24,000	*	20,000	*
Evans Family Irrevocable Trust dtd 2/1/82	Ronald Evans and Patricia Taylor	(40)	15,000	100,000	*	85,000	*
Evans Family Revocable Trust dtd 2/1/82	Ronald Evans and Patricia Taylor	(41)	15,000	100,000	*	85,000	*
Falcon Picture Group, LLC	Carl Amari, CEO	(42)	70,922	1,457,361	2.23%	1,386,439	2.12%
Firefly Partners, LP	Gruber & McBaine Cap. Mngmt.	(43)	20,000	242,500	*	222,500	*
Frederick, Liza		(44)	35,750	74,456	*	38,706	*
Gantt, Jr. John M.		(45)	71,500	155,000	*	83,500	*
Gardyn, Jorge and Catherine		(46)	3,000	18,000	*	15,000	*
Gauld, Douglas and Anita		(47)	2,500	17,000	*	14,500	*
Gauld, Stuart G.		(48)	10,000	70,000	*	60,000	*
Gemelli, John		(49)	2,000	12,000	*	10,000	*
Gila Products, LLC	Jacob Dweck	(50)	3,000	18,000	*	15,000	*
Gilcy Partners Ltd. L.P.	Aaron Cohen and Nancy Cohen	(51)	3,600	21,600	*	18,000	*
Glassman, Jeffrey S.		(52)	3,600	21,600	*	18,000	*
Goldberg—Stanley Goldberg TTEE, Lynn G. Intrater TTEE	Lynn Intrater	(53)	14,000	84,000	*	70,000	*
Goodchild, Sean		(54)	207,857	667,796	1.02%	459,939	*
Goodridge, Aaron		(55)	3,600	21,600	*	18,000	*
Greenburger, Francis		(56)	200,000	1,313,030	2.00%	1,113,030	1.70%
Greene, Sean J.		(57)	8,000	48,000	*	40,000	*
Greenfield, Harvey		(58)	3,600	21,600	*	18,000	*
Grossman—IRO FBO Walter S. Grossman, Pershing LLC as Cust.	Walter S. Grossman	(59)	10,000	60,000	*	50,000	*
Gruber, Jon D. and Linda W.		(60)	25,000	2,015,690	3.08%	1,990,690	3.04%
Gruber & McBaine International	Jon D. Gruber and J. Patterson McBaine	(61)	30,714	236,985	*	206,271	*
Hargreave Hale Nominees	Richard Polliker, Director	(62)	7,200	43,200	*	36,000	*
Harte, Mary Lynn		(63)	2,000	12,000	*	10,000	*
Harte—John J. Harte TTEE/ M.P.P.	John J. Harte	(64)	5,200	31,200	*	26,000	*
Hogue, Douglas and Alexis		(65)	6,000	36,000	*	30,000	*
Holtvluwer, Kenneth E.		(66)	28,572	69,944	*	41,372	*
Hughes, Kurtis D.		(67)	3,600	21,600	*	18,000	*
Iroquois Capital, LP	Josh Silverman	(68)	14,400	300,000	*	285,600	*
JAOR Inc.	Jim Jacobs	(70)	4,000	24,000	*	20,000	*
Johnson, James W.		(71)	4,000	24,000	*	20,000	*
JR Squared, LLC	Jeffrey Markowitz	(72)	50,000	300,000	*	250,000	*
Kaltenthaler, Klaus		(73)	5,715	51,430	*	45,715	*
Kanter Family Foundation	Joel Kanter	(74)	8,000	48,000	*	40,000	*
Kantor, Robert		(75)	288,500	1,313,030	2.00%	1,024,530	1.56%
Kashi—Fiserve Securities A/C/F Joseph S. Kashi IRA	Joseph S. Kashi Inc.	(76)	3,000	18,000	*	15,000	*
Kaufman, Laurie		(77)	100,000	100,000	*	0	*
Kaufman, Thomas Z.		(78)	71,429	142,858	*	71,429	*
Khalaf—Elaine Khalaf Revocable Trust U/A/D 7-27	Elaine Khalaf TTEE	(79)	3,600	21,600	*	18,000	*

Name (last name, first name)	Control Person(s)	Foot- note	Shares Offered (includes stock underlying warrants)	Shares Owned Prior to the Offering Number	%	Shares Owned After the Offering Number	%
Kim, James W.		(80)	35,714	71,428	*	35,714	*
Kohlhagen, Steven		(81)	400,000	400,000	*	0	*
Kohn, Harvey		(82)	28,600	57,200	*	28,600	*
Kohn, Harvey		(83)	125,125	125,125	*	0	*
Kohn, Helen		(84)	20,000	120,000	*	100,000	*
Kohn, Jeffrey		(85)	3,000	18,000	*	15,000	*
Konviser, Estelle		(86)	2,000	12,000	*	10,000	*
Kraniak, Richard		(87)	10,000	113,500	*	103,500	*
Krathen, David and Francine		(88)	10,000	60,000	*	50,000	*
Krinick, Ronald		(89)	8,000	48,000	*	40,000	*
Krueger, Kurt A. and Dee A.		(90)	28,572	63,144	*	34,572	*
Kupchik—Fiserve Securities Inc. A/C/F Allen Kupchik Con IRA	Allen Kupchick	(91)	2,000	12,000	*	10,000	*
KWG Trust Dated 1/1/04	Jeff Zaluda	(92)	146,250	146,250	*	0	*
Lagunitas Partners LP	Gruber & McBaine Cap. Mngmt.	(93)	131,443	995,305	1.52%	863,862	1.32%
Lawler—Curtis W. Lawler Trust Oct. 19, 1999	Curtis W. Lawler	(94)	295,817	636,432	*	340,615	*
Levin, Dennis		(95)	41,000	187,127	*	146,127	*
Lin, Jack		(96)	3,600	21,600	*	18,000	*
Little Bear Investments, LLC	J. Mann, Esq. and Zachary Prensky	(97)	4,000	77,000	*	73,000	*
Lotman, Jeff		(98)	35,000	256,175	*	221,175	*
Lowe—Joseph and Beva Lowe JT	Joseph and Beva Lowe	(99)	3,600	21,600	*	18,000	*
LW Marjac, LLC	Alan Zunamon	(100)	4,000	24,000	*	20,000	*
Mannion, William I.		(101)	3,600	21,600	*	18,000	*
Marcucilli, Ted and Judy G.		(102)	3,600	21,600	*	18,000	*
Marohl, Don M. and Sandra L.		(103)	30,000	60,000	*	30,000	*
McBaine, J. Patterson		(104)	7,143	1,285,800	1.97%	1,278,657	1.95%
McCarter—Ann Lamar McCarter Rev Living Trust dtd 7/8/99	Ann Lamar McCarter	(105)	28,572	77,144	*	48,572	*
McNabney, John C. and Joyce L.		(106)	2,000	12,000	*	10,000	*
Molleur—Robert J. Molleur Trust	Robert J. Molleur Trustee	(107)	6,000	36,000	*	30,000	*
Morris, S. Joan		(108)	3,600	21,600	*	18,000	*
Mosenson, Gayle		(109)	2,000	12,000	*	10,000	*
Muffet, David		(110)	2,000	12,000	*	10,000	*
Nathanson, Barry		(111)	600,000	600,000	*	0	*
Nathanson, Richard		(112)	100,000	100,000	*	0	*
Novak, Jerold		(113)	3,600	21,600	*	18,000	*
O’Mahony, John		(114)	8,000	48,000	*	40,000	*
Orion Operating Corporation	Carlyle MacHarg	(115)	13,000	78,000	*	65,000	*
Padgett, Kenneth E.		(116)	-	120,000	*	100,000	*
Palomar Capital	Myoung Ja		31,572	31,572	*	0	*
Prensky, Wolf & Carolyn B.		(117)	7,000	42,000	*	35,000	*
Prensky, Zachary		(118)	7,000	167,000	*	160,000	*
Professional Traders Management, LLC		(119)	20,000	120,000	*	100,000	*
Pudvah, Dennis L. & Emma		(120)	3,600	21,600	*	18,000	*
Rabanipour, Soleiman		(121)	3,600	21,600	*	18,000	*
Raben, Norman and Lila Leigh		(122)	2,500	15,000	*	12,500	*
Rasmussen, Jorgen		(123)	5,000	30,000	*	25,000	*
Reynolds, John D.		(124)	660,000	1,280,800	1.94%	620,800	*
Rogers II, William J.		(125)	121,500	347,500	*	226,000	*
Roher—Fiserve Securities Inc. A/C/F Howard Roher SEP IRA	Howard Roher	(126)	1,000	12,000	*	11,000	*

Name (last name, first name)	Control Person(s)	Foot- note	Shares Offered (includes stock underlying warrants)	Shares Owned Prior to the Offering Number	%	Shares Owned After the Offering Number	%
Rose, Inc.	Tom MacAdam & Delbert W. Coleman	(127)	8,000	48,000	*	40,000	*
Roush, Dave		(128)	7,000	42,000	*	35,000	*
Rowe, Michael		(129)	3,600	21,600	*	18,000	*
Rubin, Alan J.		(130)	14,400	86,400	*	72,000	*
Schoenfeld—Fiserve Securities Inc. A/C/F Joel Schoenfeld Con. IRA	Joel Schoenfeld	(131)	4,000	24,000	*	20,000	*
Schoultz, Chet B.		(132)	3,600	21,600	*	18,000	*
Shapiro, Howard		(133)	574,400	1,152,200	1.75%	577,800	*
Shapiro, Ronald F. & Susan L.		(134)	2,000	12,000	*	10,000	*
Shapiro—Fiserve Securities Inc. A/C/F Howard Shapiro Con IRA	Howard Shapiro	(135)	2,000	12,000	*	10,000	*
Shapiro—Howard Shapiro as custodian for Dina Shapiro	Howard Shapiro	(136)	36,000	1,152,200	1.76%	1,116,200	1.71%
Shapiro—Howard Shapiro as custodian for Pam Shapiro	Howard Shapiro	(137)	36,000	1,152,200	1.76%	1,116,200	1.71%
Shapiro—Susan Shapiro as custodian for David Shapiro	Susan Shapiro	(138)	36,000	72,000	*	36,000	*
Siegel, James F.		(139)	35,715	71,430	*	35,715	*
Silverstein, Jerome		(140)	6,000	36,000	*	30,000	*
Silverstein, Michael		(141)	50,000	386,500	*	336,500	*
Spedale, Mary Ellen		(142)	7,000	7,700	*	700	*
Steinmetz, Les		(143)	1,200,000	0	*	0	*
Sucoff, Cary		(144)	125,275	202,275	*	77,000	*
Sucoff, Scott		(145)	85,800	86,650	*	850	*
Sucoff—Fiserve Securities Inc. A/C/F Cary W. Sucoff Con IRA	Cary Sucoff	(146)	7,000	202,275	*	195,275	*
Swingle, John R.		(147)	5,000	30,000	*	25,000	*
Targhee Trust, Deirdre Henderson	Deirdre Henderson	(148)	146,250	146,250	*	0	*
Taylor, Trude C.		(149)	14,400	86,400	*	72,000	*
Trout—Equity Trust Co. Custodian FBO Tommy Dean Trout IRA	Tommy Dean Trout	(150)	30,000	60,000	*	30,000	*
Veilleux, Suzanne		(151)	2,500	35,000	*	32,500	*
Vertical Ventures, LLC	Josh Silverman	(152)	35,600	300,000	*	264,400	*
Vesley, Scott		(153)	10,000	60,000	*	50,000	*
White, Joan L. and Donald W.		(154)	2,500	15,000	*	12,500	*
Wickman—Fred Edward Wickman Family Trust	Fred Edward Wickman	(155)	30,000	171,000	*	141,000	*
Williams, Edward L. and Elaine E.		(156)	14,286	28,572	*	14,286	*
Wolff, Alan		(157)	3,000	42,000	*	39,000	*
Wolff, Michael		(158)	1,000	30,000	*	29,000	*
Youngren, Harold		(159)	2,500	15,000	*	12,500	*
Zaretsky, Alan		(160)	143,000	286,000	*	143,000	*
Zimmerman, Jeffrey		(161)	28,572	97,144	*	68,572	*
TOTAL**			9,399,306	33,184,523	44.4%	24,965,217	33.4%

*	Less than 1%
**
The information reported in this table is as of August 31, 2006. The total number of shares being offered does not match the number of shares registered in the registration statement to which this prospectus is a part as certain selling stockholders have disposed of their shares since acquiring them.

(1)	Includes stock underlying a warrant to purchase 14,400 shares of common stock at an exercise price of $3.00 per share.
(2)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(3)	Includes stock underlying a warrant to purchase 30,000 shares of common stock at an exercise price of $1.40 per share.
(4)	Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share.
(5)	Includes stock underlying a warrant to purchase 28,572 shares of common stock at an exercise price of $1.40 per share.
(6)
Includes stock underlying a warrant to purchase 35,715 shares at an exercise price of $1.40 per share and a warrant to purchase 820,000 shares of common stock at an exercise price of $0.63 per share. Mr. Anderson is a former member of the Board of Directors and is the uncle of Julie Ekelund, an Executive Vice President.

(7)	Includes stock underlying a warrant to purchase 14,300 shares of common stock at an exercise price of $3.00 per share.

(8)	Includes stock underlying a warrant to purchase 28,572 shares of common stock at an exercise price of $1.40 per share.
(9)	Includes stock underlying a warrant to purchase 35,750 shares of common stock at an exercise price of $1.40 per share.
(10)
Ownership includes stock beneficially owned in by Alan Wolff and Michael Wolff who are listed individually in this table as selling shareholders. Shares offered include stock underlying a warrant to purchase 4,000 shares of common stock at an exercise price of $3.00 per share.

(11)	Includes stock underlying a warrant to purchase 7,143 shares of common stock at an exercise price of $3.00 per share.
(12)
Includes stock underlying three warrants to purchase 75,000 shares, 30,000 shares and 10,000 shares, each at an exercise price of $3.00 per share, and a warrant to purchase 75,000 shares at an exercise price of $1.00 per share.

(13)	Includes stock underlying two warrants to purchase 25,000 shares each, one at an exercise price of $3.00 per share and one at an exercise price of $1.00 per share.
(14)
Ownership includes stock beneficially owned by Robert Kantor, who controls David Becker’s shares, and stock beneficially owned by Becker Kantor Partners. David Becker is a partner of Becker Kantor Partners. Becker Kantor Partners and Robert Kantor are listed individually in this table as selling shareholders. Shares offered include stock underlying two warrants to purchase 25,000 shares each, one at an exercise price of $3.00 per share and one at an exercise price of $1.00 per share.

(15)
Ownership includes stock beneficially owned by Robert Kantor, who controls the William Becker Trust shares. Robert Kantor is listed individually in this table as a selling shareholder. Shares offered include stock underlying two warrants to purchase 25,000 shares each, one at an exercise price of $3.00 per share and one at an exercise price of $1.00 per share.

(16)
Ownership includes stock beneficially owned by David Becker and Robert Kantor. David Becker and Robert Kantor are partners of Becker Kantor Partners. David Becker and Robert Kantor are listed individually in this table as selling shareholders. Shares offered include stock underlying a warrant to purchase 35,715 shares at an exercise price of $1.40 per share.

(17)	Includes stock underlying a warrant to purchase 50,000 shares of common stock at an exercise price of $1.40 per share.
(18)	Includes stock underlying a warrant to purchase 142,858 shares of common stock at an exercise price of $1.40 per share.
(19)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(20)	Includes stock underlying a warrant to purchase 42,858 shares of common stock at an exercise price of $1.40 per share. Mr. Bermingham is a former member of the Board of Directors. 40
(21)	Includes stock underlying a warrant to purchase 7,200 shares of common stock at an exercise price of $3.00 per share.
(22)	Includes stock underlying a warrant to purchase 4,000 shares of common stock at an exercise price of $3.00 per share.
(23)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(24)
Ownership includes stock beneficially owned in the name of Edward L. and Janis M. Brabham Trustees for Brabham Family Trust UAD 3/31/98. Includes stock underlying a warrant to purchase 28,572 shares of common stock at an exercise price of $1.40 per share.

(25)	Includes stock underlying a warrant to purchase 52,000 shares of common stock at an exercise price of $3.00 per share.
(26)	Includes stock underlying a warrant to purchase 3,000 shares of common stock at an exercise price of $3.00 per share.
(27)	Includes stock underlying a warrant to purchase 7,143 shares of common stock at an exercise price of $1.40 per share.
(28)	Includes stock underlying a warrant to purchase 7,143 shares of common stock at an exercise price of $1.40 per share.
(29)	Includes stock underlying a warrant to purchase 14,000 shares of common stock at an exercise price of $3.00 per share.
(30)
Ownership includes stock beneficially owned in the name of Zachary Prenksy. Mr. Prensky is the control person for The Millie Chessin Memorial Foundation for Torah Education, Inc., and Little Bear Investments, LLC, who are each listed individually in this table as a selling shareholder. Shares offered include stock underlying a warrant to purchase 11,000 shares of common stock at an exercise price of $3.00 per share.

(31)	Includes stock underlying a warrant to purchase 8,000 shares of common stock at an exercise price of $3.00 per share.
(32)	Includes stock underlying a warrant to purchase 1,000 shares of common stock at an exercise price of $3.00 per share.
(33)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(34)	Includes stock underlying a warrant to purchase 8,000 shares of common stock at an exercise price of $3.00 per share.
(35)	Includes stock underlying a warrant to purchase 14,000 shares of common stock at an exercise price of $3.00 per share.
(36)	Includes stock underlying a warrant to purchase 3,000 shares of common stock at an exercise price of $3.00 per share.
(37)	Includes stock underlying a warrant to purchase 217,500 shares of stock at an exercise price of $0.63 per share. 158,730 shares owned after the offering are held in the name of Thomas Davidson, Sr.
(38)	Includes stock underlying a warrant to purchase 20,000 shares of common stock at an exercise price of $3.00 per share.
(39)	Includes stock underlying a warrant to purchase 4,000 shares of common stock at an exercise price of $3.00 per share.
(40)
Ownership includes stock beneficially owned in the name of the Evans Family Revocable Trust dtd 1/2/82. Ronald Evans and Patricia Taylor are the control persons for the Evans Family Irrevocable and Revocable Trusts. The Evans Family Revocable Trust dtd 1/2/82 is also listed individually in this table as a selling shareholder. Shares offered include stock underlying a warrant to purchase 15,000 shares of common stock at an exercise price of $1.40 per share.

(41)
Ownership includes stock beneficially owned in the name of the Evans Family Irrevocable Trust dtd 1/2/82. Ronald Evans and Patricia Taylor are the control persons for the Evans Family Irrevocable and Revocable Trusts. The Evans Family Irrevocable Trust dtd 1/2/82 is also listed individually in this table as a selling shareholder. Shares offered include stock underlying a warrant to purchase 15,000 shares of common stock at an exercise price of $1.40 per share.

(42)	Ownership includes stock beneficially owned by Carl Amari, CEO of Falcon Picture Group. Carl Amari is listed individually in this table as a selling shareholder.
(43)	Shares offered include stock underlying a warrant to purchase 20,000 shares of common stock at an exercise price of $3.00 per share.

(44)
Includes stock underlying a warrant to purchase 35,750 shares of common stock at an exercise price of $1.40 per share. 2,956 shares owned after the offering are held in the name of Charles Schwab Trust Co. TTEE/Liza Frederick General Anesthesia Services 401K.

(45)	Includes stock underlying a warrant to purchase 71,500 shares of common stock at an exercise price of $1.40 per share.
(46)	Includes stock underlying a warrant to purchase 3,000 shares of common stock at an exercise price of $3.00 per share.
(47)	Includes stock underlying a warrant to purchase 2,500 shares of common stock at an exercise price of $3.00 per share. 2,000 shares owned after the offering are held in the name of Anita Gauld.
(48)
Includes stock underlying a warrant to purchase 10,000 shares of common stock at an exercise price of $3.00 per share. 10,000 shares owned after the offering are held in the name of DCG&T FBO Stuart Gordon Gauld IRA.

(49)	Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share.
(50)	Includes stock underlying a warrant to purchase 3,000 shares of common stock at an exercise price of $3.00 per share.
(51)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(52)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(53)	Includes stock underlying a warrant to purchase 14,000 shares of common stock at an exercise price of $3.00 per share.
(54)
Includes stock underlying three warrants — one to purchase 100,000 shares at an exercise price of $3.00 per share, one to purchase 7,857 shares at an exercise price of $3.00 per share and one to purchase 100,000 shares at an exercise price of $1.00 per share. 420,654 shares owned after the offering are held in the name of S G Consulting Inc., an entity controlled by Sean Goodchild.

(55)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(56)
Ownership includes stock beneficially owned by Robert Kantor, who controls Francis Greenburger’s shares. Robert Kantor is also listed individually in this table as a selling shareholder. Shares offered include stock underlying two warrants to purchase 100,000 shares each, one at an exercise price of $3.00 per share and one at an exercise price of $1.00 per share.

(57)	Includes stock underlying a warrant to purchase 8,000 shares of common stock at an exercise price of $3.00 per share.
(58)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(59)	Includes stock underlying a warrant to purchase 10,000 shares of common stock at an exercise price of $3.00 per share.
(60)
Ownership includes stock beneficially owned by Jon D. Gruber, Gruber & McBaine International and J. Patterson McBaine. Jon D. Gruber and J. Patterson McBaine control Gruber & McBaine Capital Management, the investment advisor for Firefly Partners, LP, Gruber & McBaine International and Lagunitas Partners LP. Shares offered include stock underlying a warrant to purchase 25,000 shares of common stock at an exercise price of $3.00 per share.

(61)	Shares offered include stock underlying a warrant to purchase 30,714 shares of common stock at an exercise price of $3.00 per share.
(62)	Includes stock underlying a warrant to purchase 7,200 shares of common stock at an exercise price of $3.00 per share.
(63)	Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share.
(64)	Includes stock underlying a warrant to purchase 5,200 shares of common stock at an exercise price of $3.00 per share.
(65)	Includes stock underlying a warrant to purchase 6,000 shares of common stock at an exercise price of $3.00 per share.
(66)	Includes stock underlying a warrant to purchase 28,572 shares of common stock at an exercise price of $1.40 per share.
(67)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(68)
Ownership includes stock beneficially owned through the control of shares held by Josh Silverman, the control person of Vertical Ventures, LLC. Vertical Ventures, LLC, is also listed individually in this table as a selling shareholder. Shares offered include stock underlying a warrant to purchase 14,400 shares of common stock at an exercise price of $3.00 per share. Mr. Silverman disclaims beneficial ownership of the shares held by Iroquois Capital, LP and Vertical Ventures, LLC.

(69)
Includes stock underlying two warrants to purchase a total of 80,000 shares at an exercise price of $1.20 per share; a warrant to purchase 60,000 shares at an exercise price of $1.00 per share and a warrant to purchase 160,000 shares at an exercise price of $0.70 per share.

(70)	Includes stock underlying a warrant to purchase 4,000 shares of common stock at an exercise price of $3.00 per share.
(71)	Includes stock underlying a warrant to purchase 4,000 shares of common stock at an exercise price of $3.00 per share.
(72)	Includes stock underlying a warrant to purchase 50,000 shares of common stock at an exercise price of $3.00 per share.
(73)	Includes stock underlying a warrant to purchase 5,715 shares of common stock at an exercise price of $1.40 per share.
(74)	Includes stock underlying a warrant to purchase 8,000 shares of common stock at an exercise price of $3.00 per share.
(75)
Ownership includes stock beneficially owned through the control of the shares held by David Becker, the Trust of William Becker, Becker Kantor Partners and Francis Greenburger each of whom is also listed individually in this table as a selling shareholder. Beneficial ownership also includes shares Mr. Kantor holds as the trustee of the Philip Becker Family Trust; 4,700 shares as the custodian for Jacob Becker; 4,400 shares as the custodian for Perri R. Katz and 129,500 shares in the name of Becker & Becker. Mr. Kantor is a control person for Becker & Becker. Shares offered include stock underlying five warrants — two to purchase 25,000 shares and 22,000 shares, respectively, each at an exercise price of $3.00 per share; two to purchase 145,000 shares and 71,500 shares, respectively, each at an exercise price of $1.40 per share and a warrant to purchase 25,000 shares at an exercise price of $1.00 per share.

(76)	Includes stock underlying a warrant to purchase 3,000 shares of common stock at an exercise price of $3.00 per share.
(77)	Includes stock underlying two warrants to purchase 50,000 shares each, one at an exercise price of $3.00 per share and one at an exercise price of $1.00 per share.
(78)	Includes stock underlying a warrant to purchase 71,429 shares of common stock at an exercise price of $1.40 per share.
(79)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.

(80)	Includes stock underlying a warrant to purchase 35,714 shares of common stock at an exercise price of $1.40 per share.
(81)	Includes stock underlying two warrants to purchase 200,000 shares each, one at an exercise price of $3.00 per share and one at an exercise price of $1.00 per share.
(82)	Includes stock underlying a warrant to purchase 28,600 shares of common stock at an exercise price of $1.40 per share. Note: There are two different Harvey Kohns listed in this table.
(83)
Includes stock underlying a warrant to purchase 125,125 shares of common stock at an exercise price of $3.00 per share. Does not include stock owned by his wife, Helen Kohn, who is also listed individually in this table as a selling shareholder. Note: There are two different Harvey Kohns listed in this table.

(84)
Includes stock underlying a warrant to purchase 20,000 shares of common stock at an exercise price of $3.00 per share. Does not include stock owned by her husband, Harvey Kohn, who is also listed individually in this table as a selling shareholder of 125,125 shares. Note: There are two different Harvey Kohns listed in this table.

(85)	Includes stock underlying a warrant to purchase 3,000 shares of common stock at an exercise price of $3.00 per share.
(86)	Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share.
(87)
Includes stock underlying a warrant to purchase 10,000 shares of common stock at an exercise price of $3.00 per share. 53,500 shares owned after the offering are held in the name of Richard Kraniak IRA R/O Etrade Custodian.

(88)	Includes stock underlying a warrant to purchase 10,000 shares of common stock at an exercise price of $3.00 per share.
(89)	Includes stock underlying a warrant to purchase 8,000 shares of common stock at an exercise price of $3.00 per share.
(90)	Includes stock underlying a warrant to purchase 28,572 shares of common stock at an exercise price of $1.40 per share.
(91)	Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share.
(92)	Includes stock underlying a warrant to purchase 146,250 shares of common stock at an exercise price of $3.00 per share.
(93)	Shares offered include stock underlying a warrant to purchase 131,443 shares of common stock at an exercise price of $3.00 per share.
(94)	Includes stock underlying a warrant to purchase 285,716 shares of common stock at an exercise price of $1.40 per share.
(95)
Includes stock underlying a warrant to purchase 41,000 shares of common stock at an exercise price of $0.63. 27,281 shares owned after the offering are held in the name of Dennis Levin & Adele Levin TTEES FBO The Levin Family Trust DTD 12/3/99.

(96)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(97)
Ownership includes stock beneficially owned in the name of Zachary Prenksy. Mr. Prensky is the control person for The Millie Chessin Memorial Foundation for Torah Education, Inc., and Little Bear Investments, LLC, who are each also listed individually in this table as a selling shareholder. Shares offered include stock underlying a warrant to purchase 4,000 shares of common stock at an exercise price of $3.00 per share.

(98)	Includes stock underlying a warrant to purchase 35,000 shares of common stock at an exercise price of $1.40 per share.
(99)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(100)	Includes stock underlying a warrant to purchase 4,000 shares of common stock at an exercise price of $3.00 per share.
(101)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(102)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(103)	Includes stock underlying a warrant to purchase 30,000 shares of common stock at an exercise price of $1.40 per share.
(104)
Ownership includes stock beneficially owned by Jon D. Gruber, Gruber & McBaine International and J. Patterson McBaine. Jon D. Gruber and J. Patterson McBaine control Gruber & McBaine Capital Management, the investment advisor for Firefly Partners, LP, Gruber & McBaine International and Lagunitas Partners LP who are each also listed individually in this table as a selling shareholder. Jon D. Gruber and J. Patterson McBaine are also each listed individually in this table as a selling shareholder. Shares offered include stock underlying a warrant to purchase 7,143 shares of common stock at an exercise price of $3.00 per share.

(105)
Includes stock underlying a warrant to purchase 28,572 shares of common stock at an exercise price of $1.40 per share. 20,000 of the shares owned after the offering are held in the name of Ann McCarter.

(106)	Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share.
(107)	Includes stock underlying a warrant to purchase 6,000 shares of common stock at an exercise price of $3.00 per share.
(108)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(109)	Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share.
(110)	Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share.
(111)	Includes stock underlying two warrants to purchase 300,000 shares each, one at an exercise price of $3.00 per share and one at an exercise price of $1.00 per share.
(112)	Includes stock underlying two warrants to purchase 50,000 shares each, one at an exercise price of $3.00 per share and one at an exercise price of $1.00 per share.
(113)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(114)	Includes stock underlying a warrant to purchase 8,000 shares of common stock at an exercise price of $3.00 per share.
(115)	Includes stock underlying a warrant to purchase 13,000 shares of common stock at an exercise price of $3.00 per share.
(116)	Includes stock underlying a warrant to purchase 20,000 shares of common stock at an exercise price of $3.00 per share.
(117)	Includes stock underlying a warrant to purchase 7,000 shares of common stock at an exercise price of $3.00 per share.
(118)
Ownership includes stock beneficially owned in the name of The Millie Chessin Memorial Foundation for Torah Education, Inc. and Little Bear Investments, Inc., each controlled by Mr. Prensky. The Millie Chessin Memorial Foundation for Torah Education, Inc., and Little Bear Investments, LLC, are each also listed individually in this table as a selling shareholder.

Shares offered include stock underlying a warrant to purchase 7,000 shares of common stock at an exercise price of $3.00 per share.
(119)	Includes stock underlying a warrant to purchase 20,000 shares of common stock at an exercise price of $3.00 per share.
(120)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(121)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(122)	Includes stock underlying a warrant to purchase 2,500 shares of common stock at an exercise price of $3.00 per share.
(123)	Includes stock underlying a warrant to purchase 5,000 shares of common stock at an exercise price of $3.00 per share.
(124)
Includes stock underlying six warrants—two to purchase 75,000 shares and 10,000 shares, respectively, each at an exercise price of $3.00 per share; two to purchase 396,571 shares and 71,429 shares, respectively, each at an exercise price of $1.40 per share; a warrant to purchase 32,000 shares at an exercise price of $1.20 per share and a warrant to purchase 75,000 shares at an exercise price of $1.00 per share.

(125)	Includes stock underlying a warrant to purchase 121,500 shares of common stock at an exercise price of $1.40 per share.
(126)	Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share.
(127)	Includes stock underlying a warrant to purchase 8,000 shares of common stock at an exercise price of $3.00 per share.
(128)	Includes stock underlying a warrant to purchase 7,000 shares of common stock at an exercise price of $3.00 per share.
(129)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(130)	Includes stock underlying a warrant to purchase 14,400 shares of common stock at an exercise price of $3.00 per share.
(131)	Includes stock underlying a warrant to purchase 4,000 shares of common stock at an exercise price of $3.00 per share.
(132)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(133)
Ownership includes stock beneficially owned in the name of Howard Shapiro as custodian for Dina Shapiro and Pam Shapiro, also listed individually in this table as selling shareholders. Shares offered include stock underlying four warrants—two to purchase 100,000 shares and 14,400 shares, respectively, each at an exercise price of $3.00 per share; a warrant to purchase 360,000 shares at an exercise price of $1.40 per share and a warrant to purchase 100,000 shares at an exercise price of $1.00 per share. 1,800 shares owned after the offering are held in the name of Howard Shapiro as custodian for Beatrice A. Shapiro. There is another unrelated Howard Shapiro listed under “Shapiro—Fiserve Securities Inc. A/C/F Howard Shapiro Con IRA”.

(134)	Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share.
(135)
Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share. There is another unrelated Howard Shapiro listed in this table, also listed as “Custodian for Dina Shapiro” and as “Custodian for Pam Shapiro”.

(136)
Ownership includes stock beneficially owned in the name of Howard Shapiro and Howard Shapiro as Custodian for Pam Shapiro. Howard Shapiro and Howard Shapiro as Custodian for Pam Shapiro are also listed individually in this table as selling shareholders. Shares offered include stock underlying a warrant to purchase 36,000 shares of common stock at an exercise price of $1.40 per share. There is another unrelated Howard Shapiro listed under “Shapiro—Fiserve Securities Inc. A/C/F Howard Shapiro Con IRA”.

(137)
Ownership includes stock beneficially owned in the name of Howard Shapiro and Howard Shapiro as custodian for Dina Shapiro. Howard Shapiro and Howard Shapiro as Custodian for Dina Shapiro are also listed individually in this table as selling shareholders. Shares offered include stock underlying a warrant to purchase 36,000 shares of common stock at an exercise price of $1.40 per share. There is another unrelated Howard Shapiro listed under “Shapiro—Fiserve Securities Inc. A/C/F Howard Shapiro Con IRA”.

(138)	Includes stock underlying a warrant to purchase 36,000 shares of common stock at an exercise price of $1.40 per share.
(139)	Includes stock underlying a warrant to purchase 35,715 shares of common stock at an exercise price of $1.40 per share.
(140)	Includes stock underlying a warrant to purchase 6,000 shares of common stock at an exercise price of $3.00 per share.
(141)
Includes stock underlying a warrant to purchase 50,000 shares of common stock at an exercise price of $1.40 per share. 500 shares owned after the offering are held in the name of NFS/FMTC Rollover IRA FBO Michael Silverstein.

(142)	Includes stock underlying a warrant to purchase 7,000 shares of common stock at an exercise price of $3.00 per share.
(143)
Includes stock underlying a warrant to purchase 1,200,000 shares of common stock at an exercise price of $1.20 per share. Shares offered include shares issuable upon the exercise of warrants. These warrant shares are not considered to be beneficially owned under Rule 13d-3 and therefore do not yet appear as shares owned in the other columns.

(144)
Ownership includes stock beneficially owned in the name of Fiserve Securities Inc. A/C/F Cary W. Sucoff Con IRA, also listed individually in this table as a selling shareholder. Shares offered include stock underlying a warrant to purchase 125,275 shares of common stock at an exercise price of $3.00 per share.

(145)
Includes stock underlying a warrant to purchase 85,800 shares of common stock at an exercise price of $3.00 per share. 850 shares owned after the offering are held in the name of Fiserve Securities C/F Scott Sucoff IRA R/O.

(146)
Ownership includes stock beneficially owned in the name of Cary Sucoff, also listed individually in this table as a selling shareholder. Shares offered include includes stock underlying a warrant to purchase 7,000 shares of common stock at an exercise price of $3.00 per share.

(147)	Includes stock underlying a warrant to purchase 5,000 shares of common stock at an exercise price of $3.00 per share.
(148)	Includes stock underlying a warrant to purchase 146,250 shares of common stock at an exercise price of $3.00 per share.
(149)	Includes stock underlying a warrant to purchase 14,400 shares of common stock at an exercise price of $3.00 per share.
(150)	Includes stock underlying a warrant to purchase 30,000 shares of common stock at an exercise price of $1.40 per share.
(151)
Includes stock underlying a warrant to purchase 2,500 shares of common stock at an exercise price of $3.00 per share. 14,000 shares owned after the offering are held in the name of Susan Veilleux, Charles Schwab & Co. Inc. Cust.

(152)
Ownership includes stock beneficially owned through the control of shares held by Josh Silverman, the control person of Iroquois Capital, LP. Iroquois Capital, LP, is also listed individually in this table as a selling shareholder. Shares offered include stock underlying a warrant to purchase 35,600 shares of common stock at an exercise price of $3.00 per share. Mr. Silverman disclaims beneficial ownership of the shares held by Iroquois Capital, LP and Vertical Ventures, LLC.

(153)	Includes stock underlying a warrant to purchase 10,000 shares of common stock at an exercise price of $3.00 per share.
(154)	Includes stock underlying a warrant to purchase 2,500 shares of common stock at an exercise price of $3.00 per share.
(155)	Includes stock underlying a warrant to purchase 30,000 shares of common stock at an exercise price of $1.40 per share.
(156)	Includes stock underlying a warrant to purchase 14,286 shares of common stock at an exercise price of $1.40 per share.
(157)
Ownership includes stock beneficially owned in the name of Ardmore Blouses Inc. Retirement Plan. Alan Wolff is a trustee for Ardmore. Ardmore is also listed individually in this table as a selling shareholder. Shares offered include stock underlying a warrant to purchase 3,000 shares of common stock at an exercise price of $3.00 per share.

(158)
Ownership includes stock beneficially owned in the name of Ardmore Blouses Inc. Retirement Plan. Michael Wolff is a trustee for Armore. Ardmore is also listed individually in this table as a selling shareholder. Shares offered include stock underlying a warrant to purchase 1,000 shares of common stock at an exercise price of $3.00 per share.

(159)	Includes stock underlying a warrant to purchase 2,500 shares of common stock at an exercise price of $3.00 per share.
(160)	Includes stock underlying a warrant to purchase 143,000 shares of common stock at an exercise price of $1.40 per share.
(161)
Includes stock underlying a warrant to purchase 28,572 shares of common stock at an exercise price of $1.40 per share. 30,000 shares owned after the offering are held in the name of Jeffrey Zimmerman and Susan M. Zimmerman JTWROS.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby will be passed upon for us by Morrison & Foerster LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of Genius Products, Inc. and subsidiaries, and Genius Products, LLC and subsidiaries, appearing in Genius Products, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2006 (including schedules appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and schedules as of December 31, 2005 and December 31, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2005, incorporated by reference in this Prospectus and Registration Statement have been audited by Singer Lewak Greenbaum & Goldstein LLP, an independent registered public accounting firm, to the extent and for the periods indicated in their report incorporated in this Prospectus and Registration Statement and are incorporated by reference in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus constitutes the prospectus of our company, filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission, or the SEC.

We are subject to the informational requirements of the Securities Exchange Act of 1934, which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected at the public reference room of the SEC at 100 F Street N.E., Washington D.C. 20549. Copies of such material can be obtained from the facility at prescribed rates. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov or our website at http://www.GeniusProducts.com. Information contained in our website is not part of this prospectus.

Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of our contract or other document we have filed as an exhibit to the registration statement for complete information.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

We furnish our stockholders with annual reports containing audited financial statements.

INCORPORATION OF DOCUMENTS BY REFERENCE
The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus, which means that we may disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus.

We incorporate by reference the following information that has been filed with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2006; and

•	Current Reports on Form 8-K filed with the Securities and Exchange Commission on March 8, 2007, April 17, 2007 (Acc-no: 0001019687-07-001096) and May 2, 2007.

We will provide to each person who so requests, including any beneficial owner to whom a prospectus is delivered, a copy of these filings excluding exhibits except to the extent such exhibits are specifically incorporated by reference. You may request a copy of these filings, at no cost, by writing us at Genius Products, Inc., 2230 Broadway, Santa Monica, California 90404 or telephoning us at (310) 453-1222.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making any offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any prospectus supplement is accurate as of any date other than the date of the front of those documents.